                                                                                                                                                                                                                                                                                205 North Depot Street
                                                                                                                                                                                                                                                                                 Stanford, KY  40484
                                                                                                                                                                                                                                                                                      www.utgins.com

October 14, 2020

Ms. Michelle Miller
Mr. Mark Brunhofer
Securities and Exchange Commission
Division of Corporation Finance – Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:        UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 20, 2020
Form 10-Q for the Quarter Ended June 30, 2020
Filed August 11, 2020
File No. 000-16867

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated September 30, 2020 on our Form 10-K filing for the year ended December 31, 2019 and Form 10-Q for the quarter ended June 30, 2020 and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 2. Investments

1.	We note your response to prior comment 2, including your proposed disclosure in Exhibit B for investment real estate. Please address the following:

•	Tell us how you considered the guidance in ASC 360-10-35-44 upon your change in classification from held-for-sale to held-for-investment.

Response: ASC 360-10-35-44 provides guidance for Changes to a Plan of Sale. The Company has had no change in its plan or intent to sell the real estate held. The Company changed its classification to held for investment as a result of its inability to meet the completion of sale within one year as required by ASC 360-10-45-9. ASC 360-10-45-11 provides for events or circumstances beyond an entity’s control and allows the Company to extend the period required to complete the sale of a long-lived asset beyond one year. The Company has reviewed the events and circumstances that allow for an extension and do not believe we meet the events or circumstances that allow for the extension.

While the properties are generally available for sale, and are being actively marketed at a price that is reasonable in relation to their fair value, we have not been successful in turning the properties in the time period outlined in the guidance, therefore, a change to held for investment may be more appropriate at this time.

At the time of reclassification, no individual property had a fair value below the carrying amount of the asset.

•
Notwithstanding your net real estate sales of $3,418,671 for the six months ended June 30, 2020, it appears that you reclassified a significant amount of raw land to land with minerals and royalty interests. If this is true, revise your proposed disclosure in Exhibit B to clarify why you made such a reclassification. If this is not true, tell us why these balances changed; and

Response: See Exhibit A.
The Company noted errors in the version of the real estate table that was included in the September 3, 2020 response letter (Exhibit B). An updated version of the table has been included as Exhibit A to this letter and provides a correct allocation of real estate by type.

•	Tell us why the fair value of your investment in real estate was $85,158,671 at both December 31, 2019 and June 30, 2020 when you sold $3,418,671 of these investments during this six-month period.

Response: See Exhibit B.
The December 31, 2019 real estate fair value has been updated to the correct value in the table presented in exhibit B of this response letter. We have determined in our original response the fair value of real estate at December 31, 2019 was incorrectly stated.

Provide us with your revised disclosures as appropriate.

Note 3. Fair Value Measurements

2.
We note your response to prior comment 4, including in your proposed disclosure in Exhibit C that includes common stock categorized as Level 3 within the fair value hierarchy for investments valued at net asset value. Please tell how these investments comply with ASC 820-10-15-4 and 15-5, remove these investments from your Level 3 disclosures as required by ASC 820-10-35-54B, as appropriate, and provide the disclosures required by ASC 820-10-50-6A. Provide us with your proposed disclosures.

Response: See Exhibit C.
The table presented in Exhibit C to this letter separates assets reported at their Net Asset Value.

3.
We note your response to prior comment 6 and that approximately $9 million or 77% of unrealized losses of $11,738,163 for the six months ending June 30, 2020 related to one equity security classified as a level 1. We also note that excluding Level 3 equity security sales of $10,450,468, that remaining common stock sales for Levels 1 and 2 were $5,736,337 for the six months ending June 30, 2020 based on activity disclosed on page 16 of your June 30, 2020 Form 10-Q depicting no realized gains or losses, your realized gains of $8,615,617 related to Level 1 and 2 investments. Considering the significant unrealized losses related to one security and the significant gain on equity securities sold, please address the following:

•
Given that your proposed revised disclosure in Exhibit C of your response indicates that the $139,588 loss recognized during the first six months of 2020 includes both realized and unrealized gains/losses, tell us how much of the $8,615,617 total realized gains on equity securities relates to Level 3 investments at fair value and your investments carried at net asset value;

Response: The following table provides the allocation of the realized gains for common stock by fair value level at June 30, 2020:

Common Stocks	Realized Gains
Level 1	$ 3,215,874
Level 2	-
Level 3	5,399,743
Total	$ 8,615,617

•	Tell us the circumstances that resulted in a realized gain of $8,615,617 and how you calculated those gains, including the nature of the underlying investments;

Response: The realized gains were the result of selling one Level 1 common stock related to the oil/gas industry and three Level 3 common stocks.

•
Tell us why it is appropriate to disclose realized investment gains or losses for your investments in equity securities when ASC 321-10-40-1 indicates that the sale of an equity security does not necessarily give rise to a gain or loss given that all changes in an equity security’s fair value are reported in earnings as they occur;

Response: In the Company’s income statement presentation we separate realized gains and market value changes in equity securities. The two together are reported as our net investment gains and losses within the income statement. We believe this presentation helps the reader understand what is generating the amounts (actual sales versus market fluctuations).

•	Tell us how your proposed disclosure provides the information required by ASC 321-10-50-4 of:
o	Net gains and losses recognized during the period on equity securities; less
o	Net gains and losses recognized during the period on equity securities sold during the period; resulting in
o	Net unrealized gains and losses recognized during the period on equity securities still held at the end of the period;

Response: See Exhibit D.

•
Tell us and disclose in future filings, vulnerabilities due to concentrations of your investments, including individual holdings relative to the total carrying value of your equity securities. Refer to ASC 275-10-50.

Response: See Exhibit E.
We added a paragraph below the table to further disclose the requested information.

Provide us with your proposed disclosure. In your response, separately provide us a rollforward of your equity securities investments from December 31, 2019 through June 30, 2020 that separately depicts those in Level 1, Level 2, Level 3 and carried at net asset value. In the rollforward separately present:

•	The balances at December 31, 2019;
•	Investments purchases (the total of which tying to the amount presented in your cash flow statement);
•	Investment sales (the amount of which tying to the amount presented in your cash flow statement);
•	Realized gains/losses;
•	Unrealized gains/losses;
•	Any transfers between Levels in the fair value hierarchy or carried at net asset value; and
•	The balances at June 30, 2020.

Response: See Exhibit F.

Please contact me should you have any questions regarding the above.  I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President

Exhibit A

Investment Real Estate

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of 3 to 30 years. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the six month period ended June 30, 2020, no impairments were recognized on the investment real estate.

Note 4 of the Condensed Consolidated Financial Statements provides further information regarding the fair value of financial instruments that are not measured at fair value. The investment real estate owned by the Company is included in this portion of the Note 4 disclosure.

The following table provides an allocation of the Company’s investment real estate by type:

Type of Investment Real Estate	June 30, 2020	December 31, 2019
Raw Land	$14,852,549	$16,089,540
Commercial	3,667,063	4,908,028
Residential	2,241,025	2,251,772
Land, minerals and royalty interests	19,965,326	21,094,896
Total	$40,725,963	$44,344,236

Exhibit B

Fair Value Information About Financial Instruments Not Measured at Fair Value

The following table presents the carrying amount and estimated fair values of the Company’s financial instruments not measured at fair value and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used:

June 30, 2020	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Common stock, at cost	$5,860,000	5,860,000	-	-	5,860,000
Preferred stock, at cost	8,557,247	8,557,247	-	-	8,557,247
Mortgage loans on real estate	13,097,827	12,934,172	-	-	12,934,172
Investment real estate	40,725,963	85,158,424	-	-	85,158,424
Notes receivable	19,654,162	23,313,608	-	-	23,313,608
Policy loans	8,709,100	8,709,100	-	-	8,709,100

December 31, 2019	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Common stock, at cost	$7,875,145	7,875,145	-	-	7,875,145
Preferred stock, at cost	3,044,102	3,044,102	-	-	3,044,102
Mortgage loans on real estate	8,223,286	7,531,094	-	-	7,531,094
Investment real estate	44,344,236	88,483,424	-	-	88,483,424
Notes receivable	19,487,458	19,332,472	-	-	19,332,472
Policy loans	8,803,876	8,803,876	-	-	8,803,876

Exhibit C

				Net
June 30, 2020	Level 1	Level 2	Level 3	Asset Value	Total
Financial assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$ 46,407,935	$ -	$ -		$ 46,407,935
U.S. special revenues and assessments	-	15,886,213	-		15,886,213
Corporate securities	-	114,291,551	-		114,291,551
Total fixed maturities	46,407,935	130,177,764	-		176,585,699
Equity securities:
Common stocks	23,092,530	16,041,865	2,744,792	24,261,921	66,141,108
Total equity securities	23,092,530	16,041,865	2,744,792	24,261,921	66,141,108
Total assets at fair value	$ 69,500,465	$ 146,219,629	$ 2,744,792	$24,261,921	$ 242,726,807

				Net
December 31, 2019	Level 1	Level 2	Level 3	Asset Value	Total
Financial assets:
Fixed maturities available for sale:
U.S. Government and government agencies and authorities	$ 36,128,743	$ -	$ -		$ 36,128,743
U.S. special revenues and assessments	-	15,203,363	-		15,203,363
Corporate securities	-	120,297,267	-		120,297,267
Total fixed maturities	36,128,743	135,500,630	-		171,629,373
Equity securities:
Common stocks	29,888,281	14,258,750	10,274,810	24,239,952	78,661,793
Total equity securities	29,888,281	14,258,750	10,274,810	24,239,952	78,661,793
Total assets at fair value	$ 66,017,024	$ 149,759,380	$ 10,274,810	$24,239,952	$ 250,291,166

Certain equity securities carried at fair value, which do not have readily determinable fair values, use net asset value (“NAV”) and are excluded from the fair value hierarchy. These investments are generally not readily redeemable by the investee. See Note 7 – Commitments and Contingencies for additional information regarding unfunded commitments.

Exhibit D

The following table will be added to future filings as part of Note 3 – Investments in the Net Investment Gains (Losses) section of the note.

June 30, 2020
Net gains (losses) recognized during the period on equity securities	$ (3,122,546)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	8,615,617
Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting date	$ (11,738,163)

Exhibit E

Note 9 – Concentrations of Credit Risk

The Company maintains cash balances in financial institutions that at times may exceed federally insured limits.  The Company maintains its primary operating cash accounts with First Southern National Bank, an affiliate of the largest shareholder of UTG, Mr. Jesse Correll, the Company’s CEO and Chairman.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Because UTG serves primarily individuals located in four states, the ability of our customers to pay their insurance premiums is impacted by the economic conditions in these areas.  As of June 30, 2020 and 2019, approximately 55% of the Company’s total direct premium was collected from Illinois, Ohio, Texas and West Virginia. Thus, results of operations are heavily dependent upon the strength of these economies.

The Company reinsures that portion of insurance risk which is in excess of its retention limits. Retention limits range up to $125,000 per life.  Life insurance ceded represented 20% and 21% of total life insurance in force at June 30, 2020 and  December 31, 2019, respectively.  Insurance ceded represented 36% and 34% of premium income for the six months ended June 30, 2020 and 2019, respectively. The Company would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligations.

The Company owns a variety of investments associated with the oil and gas industry. These investments represent approximately 18% and 25% of the Company's total invested assets as of June 30, 2020 and December 31, 2019, respectively. The following table provides an allocation of the oil and gas investments by type.

	June 30, 2020	December 31, 2019
Land, mineral, and royalty interests	$63,724,044	$80,182,100
Transportation	-	3,812,565
Exploration	1,222,760	2,824,810
Total	$64,946,804	$86,819,475

The Company’s results of operations and financial condition have in the past been, and may in the future be, adversely affected by the degree of certain industry specific concentrations in the Company’s investment portfolio. The Company has significant exposure to investments associated with the oil and gas industry. Events or developments that have a negative effect on the oil and gas industry may adversely affect the valuation of our investments in this specific industry. The Company’s ability to sell its investments associated with the oil and gas industry may be limited.

Exhibit F

The following tables are for informational purposes.

Equity Securities @ Fair Value
				Net
	Level 1	Level 2	Level 3	Asset Value	Total
Balance at December 31, 2019	$29,888,281	$14,258,750	$10,274,810	$24,239,952	$ 78,661,793
Purchases	3,204,659	-	1,666,250	1,415,757	6,286,666
Sales	(5,234,337)	-	(10,418,604)	(31,864)	(15,684,805)
Realized gains/losses	3,215,874	-	5,399,743	-	8,615,617
Unrealized gains/losses	(7,981,947)	1,783,115	(4,177,407)	(1,361,924)	(11,738,163)
Transfers between Levels 1-3	-	-	-	-	-
Balance at June 30, 2020	$23,092,530	$16,041,865	$ 2,744,792	$24,261,921	$ 66,141,108

Equity Securities @ Cost
				Net
	Level 1	Level 2	Level 3	Asset Value	Total
Balance at December 31, 2019	$ -	$ -	$10,919,247		$ 10,919,247
Purchases	-	-	4,000,000		4,000,000
Sales	-	-	(502,000)		(502,000)
Realized gains/losses	-	-	-		-
Unrealized gains/losses	-	-	-		-
Transfers between Levels 1-3	-	-	-		-
Balance at June 30, 2020	$ -	$ -	$14,417,247	$ -	$ 14,417,247